EXHIBIT 99.2

For Immediate Release	Date: May 12, 2023
23-44-TR

Teck Completes Plan of Arrangement Introducing a

Sunset for Dual Class Share Structure

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has completed the previously announced plan of arrangement under the Canada Business Corporations Act to introduce a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the “Dual Class Amendment”).

As explained more fully in Teck’s management proxy circular dated March 23, 2023, each Class A common share was acquired by Teck in exchange for one new Class A common share and 0.67 of a Class B subordinate voting share. The terms of the new Class A common shares are identical to the terms of the current Class A common shares, but provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, being May 12, 2029, all new Class A common shares will automatically be exchanged for Class B subordinate voting shares, which will be renamed “common shares”.

Class A common shareholders of record as of the close of business on May 11, 2023 (the “Record Date”) will receive from TSX Trust Company, Teck’s registrar and transfer agent, on or about May 19, 2023 (the “Payment Date”) 0.67 of a Class B subordinate voting share per each Class A common share.

The Class A common shares are trading on a due bill basis up to and including the Payment Date (i.e., May 19, 2023). A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Dual Class Amendment. In this instance, the entitlement is to the new Class A common shares and Class B subordinate voting shares on the exchange of the Class A common shares. Any trades that are executed during the due bill period are flagged to ensure purchasers receive the entitlement to a new Class A common share and 0.67 of a Class B subordinate voting share per each Class A common share issuable as a result of the Dual Class Amendment. Ex-distribution trading in the Class A common shares on a post-Dual Class Amendment basis will commence on May 23, 2023, as of which date purchases of Class A common shares will no longer have the attaching entitlement. The due bill redemption date will be May 24, 2023.

Shareholders do not need to take any action in connection with the Dual Class Amendment. Currently outstanding share certificates and direct registration system (“DRS”) advice statements representing Class A common shares will continue to be effective and should be retained by shareholders and not forwarded to Teck or TSX Trust Company. Teck will use the DRS to electronically register the Class B subordinate voting shares issued pursuant to the Dual Class Amendment, rather than issuing physical share certificates. On or around May 19, 2023, TSX Trust Company will send out DRS advice statements to registered shareholders indicating the number of Class B subordinate voting shares that they are receiving as a result of the Dual Class Amendment. In addition, TSX Trust Company will electronically issue the appropriate number of Class B subordinate voting shares to CDS Clearing and Depositary Services Inc. (“CDS”) for further distribution by CDS to its participants. Non-registered (beneficial) shareholders who hold their Class A common shares in an account with their investment dealer or other intermediary will have their accounts automatically updated by such investment dealer or intermediary to reflect the Class B subordinate voting shares issued pursuant to the Dual Class Amendment in accordance with the applicable brokerage account providers’ usual procedures.

In no event will any Class A common shareholders be entitled to receive a fractional Class B subordinate voting share pursuant to the Dual Class Amendment. Where the aggregate number of Class B subordinate voting shares to be received by a Class A common shareholder would result in a fraction of a Class B subordinate voting share being issuable (i) the number of Class B subordinate voting shares to be issued to such shareholder will be rounded down to the closest whole number; (ii) TSX Trust Company will aggregate all such fractional Class B subordinate voting shares and cause them to be sold in the open market for the account of such shareholders; and (iii) the proceeds that TSX Trust Company may realize from the sale of such fractional Class B subordinate voting shares will be distributed, after deducting any required withholding taxes and any brokerage charges, commissions and transfer taxes, to each shareholder entitled thereto pro rata to their respective fractional interests.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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